Filed by Oasis Petroleum Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Whiting Petroleum Corporation

Commission File No.: 001-31899

The following presentation was published on Oasis Petroleum Inc.’s website the morning of May 5, 2022, for use in connection with its First Quarter 2022 earnings presentation that occurred on the same date.

Whiting & Oasis Strategic Merger Of Equals May 4, 2022

Important Disclosures No Offer or Solicitation Communications in this investor presentation do not constitute an offer to sell or the solicitation of an offer to subscribe for or buy any securities or a solicitation of any vote or approval with respect to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Additional Information and Where You Can Find It In connection with the proposed transaction, Whiting Petroleum Corporation (“Whiting”) and Oasis Petroleum Inc. (“Oasis”) have filed materials with the Securities and Exchange Commission (“SEC”), including a Registration Statement on Form S-4 of Oasis (the Registration Statement ) that includes a joint proxy statement/prospectus of Whiting and Oasis. After the Registration Statement is declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus to the shareholders of Oasis and the shareholders of Whiting. This investor presentation is not a substitute for the joint proxy statement/prospectus or the Registration Statement or for any other document that Oasis or Whiting may file with the SEC and send to Oasis’ shareholders and/or Whiting's shareholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF OASIS AND WHIITING ARE URGED TO CAREFULLY AND THOROUGHLY READ THE JOINT PROXY STATEMENT/PROSPECTUS AND THE REGISTRATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY WHITING AND OASIS WITH THE SEC, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WHITING, OASIS, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. Investors will be able to obtain free copies of the Registration Statement and joint proxy statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge from Whiting’s website at www.whiting.com under the “Investor Relations” tab or by contacting Whiting’s Investor Relations Department at (303) 837-1661 or BradonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge from Oasis’ website at www.oasispetroleum.com under the “Investor Relations” tab or by contacting Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com. Participants in the Solicitation Whiting, Oasis and their respective directors and certain of their executive officers and other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies from Oasis’ shareholders and Whiting’s shareholders in connection with the transaction. Information regarding the executive officers and directors of Oasis is included in its definitive proxy statement for its 2022 annual meeting filed with the SEC on March 17, 2022. Information regarding the executive officers and directors of Whiting is included in the Registration Statement filed with the SEC on April 28, 2022. Additional information regarding the persons who may be deemed participants and their direct and indirect interests, by security holdings or otherwise, are set forth in the Registration Statement, joint proxy statement/prospectus and other materials when they are filed with the SEC in connection with the transaction. Free copies of these documents may be obtained as described in the paragraphs above. 2

Cautionary Statement Regarding Forward-Looking Statements Forward-Looking Statements Certain statements in this document concerning the transaction, including any statements regarding the expected timetable for completing the transaction, the results, effects, benefits and synergies of the transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding Whiting's or Oasis’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward- looking” statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “anticipate,” “likely” “plan,” “positioned,” “strategy,” and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include statements regarding Whiting’s and Oasis’ plans and expectations with respect to the transaction and the anticipated impact of the transaction on the combined company’s results of operations, financial position, growth opportunities and competitive position. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that shareholders of Oasis may not approve the issuance of new shares of Oasis common stock in the transaction or that shareholders of Whiting may not approve the merger agreement; the risk that a condition to closing of the transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction- related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company’s operations, oil and natural gas market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional factors that could cause results to differ materially from those described above can be found in Whiting's Annual Report on Form 10-K for the year ended December 31, 2021 (as amended), which is on file with the SEC and available from Whiting's website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC and in Oasis' Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available from Oasis' website at www.oasispetroleum.com under the “Investor Relations” tab, and in other documents Oasis files with the SEC. All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements. Non-GAAP Financial Measures EBITDAX and free cash flow are supplemental financial measures that are not presented in accordance with generally accepted accounting principles in the United States (“GAAP”). These non-GAAP measure should not be considered in isolation or as a substitute for net income (loss), operating income (loss), net cash provided by (used in) operating activities, earnings (loss) per share or any other measures prepared under GAAP. Because these non-GAAP measures exclude some but not all items that affect net income (loss) and may vary among companies, the amounts presented may not be comparable to similar metrics of other companies. Reconciliations of these non-GAAP financial measures to their most comparable GAAP measure can be found in the annual report on Form 10-K, quarterly reports on Form 10-Q and Whiting’s and Oasis’ website at www.whiting,com and www.oasispetroleum.com. Amounts excluded from these non-GAAP measure in future periods could be significant. Cautionary Statement Regarding Oil and Gas Quantities The SEC requires oil and gas companies, in their filings with the SEC, to disclose proved reserves, which are those quantities of oil and gas, which, by analysis of geoscience and engineering data, can be estimated with reasonable certainty to be economically producible—from a given date forward, from known reservoirs, and under existing economic conditions (using unweighted average 12-month first day of the month prices), operating methods, and government regulations—prior to the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether deterministic or probabilistic methods are used for the estimation. The accuracy of any reserve estimate depends on the quality of available data, the interpretation of such data and price and cost assumptions made by reserve engineers. In addition, the results of drilling, testing and production activities of the exploration and development companies may justify revisions of estimates that were made previously. If significant, such revisions could impact Whiting’s and Oasis’ strategy and future prospects. Accordingly, reserve estimates may differ significantly from the quantities of oil and natural gas that are ultimately recovered. The SEC also permits the disclosure of separate estimates of probable or possible reserves that meet SEC definitions for such reserves; however, neither Whiting nor Oasis currently discloses probable or possible reserves in its SEC filings. The production forecasts and expectations of the combined company for future periods are dependent upon many assumptions, including estimates of production decline rates from existing wells and the undertaking and outcome of future drilling activity, which may be affected by significant commodity price declines or drilling cost increases. 3

Combined Company Will Be a

Premier Williston Basin Company

972k	164.8	92%	68%
NET ACRES	Mboepd[1]	OPERATED[2]	WORKING INTEREST[3]

Materially Enhanced Scale

- >$5B equity value
- 164.8 Mboe/d 1Q22 net production (3-stream)[1]
- 97.8 Mbo/d 1Q22 net production
- 972k net acres

High-Quality Assets Generate Significant, Sustainable Free Cash Flow

- ~$1.4B FCF for full year 2022E[4]
- Combined inventory supports ~10 years of development at pro forma 2022E pace[5]

Shareholder Returns-Focused Business Model

- <35% 2022 expected re-investment rate[4], maintaining ~flat production
- 2H22 return of capital targeted at 60% of FCF
- Combined board to determine go forward plan

Maintains Financial Strength / Flexibility

- <0.2x net debt / 1H22E annualized EBITDAX[4] at close
- Strong liquidity with minimal borrowings under expected $2B borrowing base[6] at close
- No near-term maturities

ESG Leadership

- Continued commitment to ESG, sustainability and capitalizing on combined best practices


Daniels
Sheridan
Divide
Burke
Renville
Roosevelt
Ward
Mountrail
McLean
Dunn
Mercer
Dawson
Oliver
Billings
Golden Valley
Wibaux
Stark
Morton
OAS
WLL

WHITING OASIS

1) Converted to 3 stream for Oasis for 1Q22
2) Operated based on 2021 combined PDP reserves
3) Working interest of expected PF wells completed in 2022
4) Pro forma combined company, includes 1Q22 actuals, 2Q22-4Q22 run at $90 WTI and $5.00 HH using March 7th midpoint guidance (ex-weather impacts in 2Q22). Reinvestment rate is before dividends.
5) Economic locations (>30% IRR @ $60/Bbl WTI flat) and assuming 108 - 110 2022E TILs
6) On 5/3/22 OAS lenders reaffirmed $900MM borrowing base and left elected commitments at $450MM. At merger close, the borrowing base is expected to increase to $2B with $800MM of elected commitments.

4

Transaction Overview

Transaction Structure	• 0.5774 OAS shares and $6.25 of cash per WLL share • Special dividend of $15.00 per share to OAS shareholders at close • Pro forma equity ownership: 53% WLL and 47% OAS[1]
Leadership & Governance	• Lynn Peterson – Executive Chair • Danny Brown – President and CEO • Board of Directors – 5 WLL representatives, including Mr. Peterson, and 5 OAS representatives, including Mr. Brown
Significant Cost Savings and Operational Synergies	• ~$65MM/year in identified administrative and operational cost synergies by 2H23 anticipated • Will combine operational best practices to further advance efficiencies
Company & Headquarters	• New company name to be announced prior to closing • Combined company to be headquartered in Houston, TX • Denver office to remain in place for foreseeable future
Approvals & Timing	• Unanimously approved by WLL and OAS Boards of Directors • Transaction subject to customary closing conditions, including the approval of WLL and OAS shareholders and regulatory approvals • Expected closing in the second half of 2022

1) Based on fully diluted shares outstanding

5

Transaction Accretive on Key Metrics for Both Companies 1 E&P Cash Flow Per Share and Free Cash Flow Per Share ✓ Return of Capital Per Share ✓ Size and Scale ✓ Net Asset Value ✓ ✓ Credit Profile and Cost of Capital 6 1) Pro forma excluding Oasis ownership of CEQP units

Premier Management Team Aligned with Shareholders • Combines talented teams and operating best practices from both companies Lynn Peterson Danny Brown • Brings together management Executive Chair of the Board President & Chief Executive Officer teams with deep energy industry, M&A and operational backgrounds • Current Whiting director, President & CEO • Current Oasis director & CEO since April since September 2020 2021 • Significant Williston expertise from • Former Chairman, CEO and President of SRC • Former EVP, US Onshore at Anadarko; Energy and Co-founder, director, President & Former EVP, Deepwater/International at Whiting, Oasis and Kodiak CEO of Kodiak Oil & Gas Corporation Anadarko • Commercial, operational, and leadership experience from Anadarko and Noble • Management equity compensation program focused on driving Michael Lou Charles “Chip” Rimer M. Scott Regan shareholder value creation Chief Financial Officer Chief Operating Officer General Counsel • Collective experience driving • Current Oasis EVP and CFO since August • Current Whiting EVP and COO since • Current Whiting GC since November strong ESG outcomes 2011 November 2018 2020 (formerly Deputy GC since November 2015) • Former Oasis SVP, Finance, President • Former SVP, Global Services for Noble and Director at Oasis Midstream Energy and served in multiple roles at • Former VP, Legal, Western and Southern Partners, Former CFO at Giant Energy Samedan/Noble Energy, including SVP, Operations at Ovintiv and XXL Energy Global EHSR & Operations Services and Vice President of Operations Services 7

Premier Williston Operator with Top-Tier Assets W I L L I S T O N N E T A C R E A G E B Y O P E R A T O R ( ‘ 0 0 0 s ) 972 772 560 492 480 480 460 255 239 85 PF Combo CLR COP OAS WLL XOM HES MRO ERF DVN 1 W I L L I S T O N N E T P R O D U C T I O N B Y O P E R A T O R 191 168 159 124 95 93 75 69 55 CLR PF Combo HES MRO COP WLL OAS ERF DVN A S S E T H I G H L I G H T S • Combined inventory supports ~10 years of development at 2 pro forma 2022E pace O OA AS S • Improved E&P margins from expected cost synergies and W WL LL L decline profiles Sources: Company filings and Enverus 8 1) 4Q21 reported Williston production. Converted to 3-stream for operators with 2-stream reported production. 2) Economic locations (>30% IRR @ $60/Bbl WTI flat) and assuming 108 - 110 2022E TILs

Significant FCF Generation Accretive to Return of Capital Program in 2022

ACCRETIVE RETURN OF CAPITAL PROGRAM FOR 2022

- Pre-close:
  - Current formally announced plans[1]
- Special OAS dividend of $15.00 per share at closing; $6.25 per share in cash consideration to WLL shareholders
- Post Close
  - Aggregate base dividend is expected to increase to ~$25MM per quarter, or $0.585/ share
  - Combined company is expected to return 60% of Free Cash Flow to shareholders in 2H22 through base dividend, variable dividends, and share buybacks

2H22E FCF GENERATION AT VARIOUS WTI PRICES



$MM
$1,200
$1,000
$800
$600
$400
$200
$0
$50
$65
$90
WTI Prices
Returning 60% of FCF
CFFO 2
FCF 2
Base Dividend
Return of Capital

1) OAS expects $70MM per quarter return of capital, and declared a $0.585/sh. base and $2.94/sh. variable dividend on 5/4/22. OAS does not expect to repurchase shares before close of transaction. WLL declared a $0.25/share base dividend 4/14/22.
2) Cash flow from Operations (CFFO) and Free Cash Flow (FCF) before dividends based on March 7th midpoint guidance and $90 WTI and $5.00 HH.

9

Key Tenets of ESG Philosophy Safety Always Minimizing impact where we operate Maintaining the safety of employees, Reducing our land impact and water use through contractors, and communities is of utmost investment in infrastructure and optimized operations. importance and fundamental to our business. ESG Promoting diverse and inclusive culture Reducing emissions Header KEY TENETS Fostering a collaborative work environment and Investing to reduce emission intensity encouraging diversity of ideas gives us a supports the responsible and sustainable competitive advantage in our ability to innovate development of our resources. and meet the challenges of tomorrow. Aligning incentives Benefiting communities Aligning executive compensation with long Supporting programs that address needs of the term value creation and shareholder interests communities where we operate is critical to is key to earning investor confidence. maintaining a sustainable business. 10

Impressive Record of Emissions Reduction WLL + OAS GHG EMISSIONS INTENSIT Y (TCO2E / MBOE)REDUCTIONS SINCE 1 2018 41.7 (28%) (47%) 30.2 16.1 2018 2019 2020 2020 GHG EMISSION INTENSIT Y (TCO2E / MBOE) Header TOP 1 5 OP E RATORS B A S E D ON G ROS S OP. P RODUC TI ON 65.5 36.5 35.3 25.3 24.3 22.9 22.3 20.6 20.2 17.8 17.0 16.5 16.1 4.0 Operator A Operator B Operator C Operator D Operator E Operator F Operator G Operator H Operator I Operator J Operator K Operator L NewCo Operator M 11 Sources: EPA and Enverus. (1) Williston Basin-only, excludes historic Permian production as well as historic production associated with assets acquired in 2021.

Attractive Pro Forma Positioning 1 2022E NET PRODUCTION ( MBOE/D AND MBO/D; WALL ST. CONSENSUS ESTIMATES ) 234 167 162 149 113 105 97 98 93 78 74 72 70 72 66 60 55 53 44 32 (2) (2) Peer A NewCo Peer B Peer C Peer D Peer E Peer F WLL OAS Peer G 1 2022E EBITDAX ($B; WALL ST. CONSENSUS ESTIMATES ) Header $2.8 $2.2 $2.2 $2.2 $2.1 $1.7 $1.3 $1.2 $1.1 $1.1 Peer A Peer B NewCo Peer C Peer D Peer E Peer F Peer G WLL OAS Source: FactSet as of 5/3/2022. 12 Note: Peers include CIVI, CPE, ERF, MGY, MTDR, PDCE and SM. th (1) OAS and WLL figures shown based on 1Q22 actuals and 2Q22-4Q22 run at $90 WTI and $5.00 HH based on March 7 midpoint of guidance and excludes 2Q22 weather impact. No synergies included in NewCo 2022E EBITDAX. (2) Shown on an illustrative 3-stream basis to be comparable with peers.

Significant Upside Potential ENTERPRISE VALUE / 2022E EBITDAX 1 TRADING AT MEDIAN OF 3.3X WA L L S T. C O N S E NS US E S T I M AT E S WOULD EQUATE TO ~27% 4.2x UPLIFT IN NEWCO VALUE 3.5x 3.4x 3.3x 3.2x 3.0x 2.6x 2.5x (2) Peer A Peer B Peer C Peer D Peer E Peer F NewCo Peer G 3 2022E FCF YIELD WA L L S T. C O N S E NS US E S T I M AT E S 29% 21% 21% 19% 19% 17% 16% 13% (2) NewCo Peer A Peer B Peer C Peer D Peer E Peer F Peer G Source: FactSet as of 5/3/2022. Note: Peers include CIVI, CPE, ERF, MGY, MTDR, PDCE and SM. th (1) NewCo EBITDAX based on 1Q22 actuals and 2Q22-4Q22 run at $90 WTI and $5.00 HH based on March 7 mid-point of guidance, with no additional synergies assumed. Peer estimates from FactSet. 13 (2) Enterprise value and equity value subtract market value of OAS’s CEQP units. Equity value also subtracts remaining cash distribution to shareholders prior to merger close. FCF and EBITDAX estimates adjusted to exclude distributions from CEQP. th (3) FCF yield calculated as (CFFO less Capex) / Equity value. Peer estimates from FactSet. NewCo reflects 1Q22 actuals and 2Q22-4Q22 at $90 WTI and $5.00 HH based on March 7 mid-point of guidance, with no additional synergies assumed.

Whiting + Oasis = Premier FCF Focused E&P

Premier Williston Operator with Top Tier Assets

Enhances size and scale with high quality assets across ~972K net acres and low breakeven pricing

Significant and Resilient Free Cash Flow Generation

~$1.4B of FCF[1] expected in 2022 with a combined reinvestment rate below 40%

Capital Returns Program to Deliver Significant Value

Targeting return of capital at 60% of FCF in 2H22 through base and variable dividends and share buybacks

Enhances Position as Low-Cost Operator

Anticipate ~$65MM in identified administrative and operational cost synergies by 2H23 while combining operational best practices to further advance efficiencies

Experienced and Talented Teams

Combines outstanding talent and best practices from both companies

Compelling Long Term Value Proposition

Attractive pro forma valuation vs peers result in compelling investment opportunity

WHITING | OASIS

1) Free Cash Flow (FCF) before dividends reflects 1Q22 actual performance and March 7th midpoint guidance which excludes weather impacts in 2Q22, run at $90/bbl WTI and $5.00 HH in 2Q22-4Q22

14

Appendix 15

Combined 2022 Program Maximizes Returns

HIGHLIGHTS

- **Investing $655-695MM in attractive projects across core of Williston Basin**
  - Reinvestment rate below 35%[1]
- **Running 4 rigs**
- **Targeting 108-110 gross operated well completions**
  - ~68% Working interest
  - >20% 3-mile laterals
  - Only 27% of annual completions in 1H22, resulting in 2H22 volume growth
- **3-stream volumes of 164-169 Mboe/d[3] (~58% oil cut)**
  - Volumes an output of program designed to maximize returns with low reinvestment rate
  - Sustainable maintenance level
- **Key focus areas:** South Nesson, Sanish, Indian Hills/City of Williston, FBIR, Foreman Butte and Cassandra
- **EBITDAX ~$2.2B[1]**
- **Free cash flow ~$1.4B[1]**

2022 GUIDANCE RANGES[2]

Oil Volumes (Mbbl/d)	94.0 - 100.0
Total Volumes (Mboe/d)[3]	164.0 - 169.0
Oil Differential per Bbl	$2.00 - $1.50
Gas Revenue ($/boe)[4]	$24.50 - $22.50
LOE per Boe	$8.60 - $9.60
GP&T per Boe	$2.80 - $3.10
Cash G&A ($MM)	$87.0 - $95.0
Production taxes	7.0% - 7.3%
CapEx ($MM)	$655.0 - $695.0
Cash Interest ($MM)	$34.0 - $38.0
Cash Taxes ($MM)	$25.0 - $35.0

WHITING | OASIS

1) EBITDAX, reinvestment rate & FCF before dividends, reflects 1Q22 actuals with 2Q22-4Q22 run at $90 WTI and $5.00 HH using midpoint of guidance announced March 7th and excludes 2Q22 weather impact.
2) Excludes effective synergies, reflects guidance announced March 7th. Does not reflect impact of 1Q22 actuals or 2Q22 weather impact. Expect to discuss 2022 guidance in August 2022.
3) Assumes Oasis volumes as 3-stream using 9% uplift to volumes (mboepd) to convert from 2 to 3 stream.
4) Gas revenue ($/boe) represents estimated natural gas and natural gas liquids (NGL) revenue per BOE at the assumed price deck of $85 WTI and $3.50 HH.

16

Oasis Stand-Alone 1Q22 Highlights & 2Q22 Guidance 2 2Q22 GUIDANCE RANGES Including Excluding Midpoint Weather Weather Dif ference 1 Q H I G H L I G H T S • Volumes exceeded high-end of guidance Oil Volumes (Mbbl/d) 36.0 – 39.0 41.0 – 44.0 (5.0) – 69.6 Mboepd vs. guidance of 66.5-67.5 Mboepd Total Volumes (Mboe/d) 56.5 – 60.5 64.5 – 68.5 (8.0) – 45.0 Mbopd vs. guidance of 42.5-43.5 Mbopd Oil Premium to WTI $ $0.00 - $2.00 ($0.50) – ($1.50) $2.00 per Bbl • Capital and costs below expectations Natural gas realization $0.00 - $0.50 $0.00 - $0.50 $0 – E&P CapEx $62.9MM vs. guidance of $75-$85MM ($ of NYMEX) – Reiterated FY22 capital plan of $295MM LOE per Boe $12.00 - $13.00 $10.40 - $11.40 $1.60 1 – LOE ($10.07/Boe) and cash GPT ($5.22/Boe) below guidance GP&T per Boe $5.00 - $6.00 $5.10 - $5.40 $0.25 – Cash G&A adj. for $4.1MM of transaction costs 3 Header Cash G&A ($MM) $12.5 - $13.5 $12.5 - $13.5 $0 ($11.6MM) below guidance Production taxes 7.5% - 7.6% 7.5% - 7.6% - 1,3 • EBITDAX of $291.5MM CapEx ($MM) $75.0 - $80.0 $75.0 - $80.0 - 1,3 • FCF of $221.7MM Cash Interest ($MM) $6.9 - $7.1 $6.9 - $7.1 - • Declared fixed ($0.585/sh.) and variable ($2.94/sh.) dividends payable 2Q22 Cash Taxes ($MM) $5.0 - $10.0 $5.0 - $10.0 - • Completed 2 wells – On track to complete 40-42 gross operated FY22 1) Non-GAAP financial measure. See “Non-GAAP Financial Measures” below for a reconciliation to the most 3) Excludes transaction costs 17 directly comparable financial measures under United States generally accepted accounting principles (“GAAP”). 2) Based on 2-stream OAS stand-alone reporting structure.

Oasis Financial and Operational Results

Financial Highlights ($MM)

Financial Highlights ($MM)	4Q21	1Q22
Oil Revenues	312.1	385.9
Gas Revenues	96.6	107.6
Total Oil & Gas Revenue	**408.7**	**493.5**
Other Services Margin	0.1	-0.1
Purchased Oil and Gas margin	-2.8	-2.2
Realized Hedges	-110.1	-70.7
Other Income / non-cash adjustments	-0.9	1.1
Operating Costs		
LOE	57.6	63.1
GP&T	21.5	32.7
Cash G&A[1]	9.3	11.6
Production Taxes	25.9	35.9
Total Operating Costs	**114.3**	**143.3**
Adjusted E&P EBITDA	**180.7**	**278.4**
Cash distributions from midstream ownership[2]	19.0	13.1
Other adjustments[3]	2.1	0.0
OAS Adjusted EBITDA[4]	**201.8**	**291.5**
OAS CapEx[5]	**45.6**	**62.9**
Cash Interest	7.0	7.0
Free Cash Flow	149.3	221.7

Key Operating Statistics

Key Operating Statistics	4Q21	1Q22
Oil Production (Boepd)	44,422	44,975
Gas Production (Mcfpd)	146,196	147,783
Total Production (Boepd)	**68,820**	**69,606**
NYMEX WTI ($/Bbl)	76.61	94.12
Realized Oil Price	76.37	95.34
NYMEX Henry Hub ($/mmBtu)	4.73	4.65
Realized Gas Price	7.19	8.09
Operating Costs (per boe)		
LOE	9.10	10.07
GP&T	3.40	5.22
Cash G&A (1)	1.47	1.85
Production Taxes	4.09	5.72
Total Operating Costs	**18.06**	**22.87**
Adjusted E&P EBITDA per boe	**28.55**	**44.44**

Balance Sheet ($MM)

Balance Sheet ($MM)	4Q21	1Q22
Borrowing Base	900.0	900.0
Elected Commitments	450.0	450.0
Revolver Borrowings	0.0	0.0
Senior Notes	400.0	400.0
Total Debt	**400.0**	**400.0**
Cash	332.1	410.2
Liquidity	1,229.7	1,307.8
Net Debt to Annualized OAS Adjusted EBITDA	**0.08x**	**-0.01x**
LCs	2.4	2.4

Footnotes

1) 4Q21/1Q22 excludes ~$1MM/~$4.1MM of legal and other fees related to M&A and restructuring
2) Reflects cash OMP/CEQP distributions to OAS during respective quarter
3) OAS adjusted EBITDA conforms to definition of EBITDA in OAS credit facility and excludes OMP EBITDA
4) In accordance with OAS credit facility to capture cash flows not associated with OMP
5) Excludes capitalized interest

18

Combined OAS & WLL Hedge Book & Investment in CEQP HEDGE Q2-22 Q3-22 Q4-22 Q1-23 Q2-23 Q3-23 Q4-23 BOOK NYMEX WTI Oil Swap volume (mbopd) 28.0 28.0 30.0 25.0 16.0 14.0 14.0 Hedging Weighted avg. swap price $72.45 $72.45 $72.32 $61.57 $53.69 $50.00 $50.00 Collar volume (mbopd) 49.0 43.2 42.0 36.0 24.1 14.0 12.0 Weighted avg. ceiling price $60.83 $60.05 $60.00 $59.12 $63.66 $65.43 $64.88 Weighted avg. floor price $47.90 $47.85 $48.13 $45.75 $46.23 $45.71 $45.00 NYMEX Henry Swap volume (MMBtu/d) 84,000 15,000 30,000 19,565 Hub Gas Hedging Weighted avg. swap price $3.12 $3.53 $4.19 $4.25 Collar volume (MMBtu/d) 30,000 62,000 47,500 50,000 25,000 22,000 Weighted avg. ceiling price $2.80 $3.23 $3.41 $4.24 $2.75 $2.98 Weighted avg. floor price $2.30 $2.66 $2.71 $3.35 $2.15 $2.50 CEQP Capital Structure MM 2022 Distribution per Unit 2022E PF Distribution (MM) CEQP UNITS CEQP CASH FLOW Public Units 76.98 IN 2022 PF OAS/WLL Units 21.0 $2.59 $54.4 Total Units 97.98 19

Forward-Looking Statements

Certain statements made herein are not historical facts but are forward-looking statements for purposes of the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “may”, “should”, “would”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “seem”, “seek”, “continue”, “future”, “will”, “expect”, “outlook” or other similar words, phrases or expressions. These forward-looking statements include statements regarding Whiting’s or Oasis’ industry, future events, the proposed transaction between Whiting and Oasis (the “proposed transaction”), the estimated or anticipated future results and benefits of the combined company following the proposed transaction, the near- and long-term success of the combined company following the proposed transactions, potential opportunities the combined company may have, the success of the combined company’s brand identity, anticipated timing of the closing of the proposed transaction, and other statements that are not historical facts. These statements are based on current expectations and are not predictions of actual performance. These statements are subject to a number of risks and uncertainties regarding Whiting’s and Oasis’ businesses and the proposed transaction, and actual results may differ materially. These risks and uncertainties include, but are not limited to, the possibility that stockholders of Whiting and Oasis may not approve the merger agreement; the risk that a condition to closing of the proposed transaction may not be satisfied, that either party may terminate the merger agreement or that the closing of the proposed transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Whiting and Oasis; the effects of the business combination of Whiting and Oasis, including the combined company’s future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; regulatory approval of the transaction; the effects of commodity prices; the risks of oil and gas activities; and the fact that operating costs and business disruption may be greater than expected following the public announcement or consummation of the proposed transaction.

Additional factors that could cause results to differ materially from those described above can be found in Whiting’s Annual Report on Form 10-K for the year ended December 31, 2021, as amended (the “Whiting Form 10-K”), which is on file with the Securities and Exchange Commission (the “SEC”) and available on Whiting’s website at www.whiting.com under the “Investor Relations” tab, and in other documents Whiting files with the SEC; and in Oasis’ Annual Report on Form 10-K for the year ended December 31, 2021, which is on file with the SEC and available on Oasis’ website at www.oasispetroleum.com under the “Investors” tab, and in other documents Oasis files with the SEC.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither Whiting nor Oasis assumes any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

Important Additional Information Regarding the Merger Will Be Filed With the SEC

This communication is being made in respect of the proposed transaction involving Whiting and Oasis. The proposed transaction will be submitted to stockholders of Whiting and stockholders of Oasis for their consideration and approval at a special meeting of the respective stockholders of each. In connection with the proposed transaction, Whiting and Oasis intend to file materials with the SEC, including a Registration Statement on Form S-4 of Oasis (the “Registration Statement”) that will include a joint proxy statement/prospectus to be distributed to the stockholders of Whiting and the stockholders of Oasis in connection with the solicitation of proxies for the vote of the respective stockholders of each in connection with the proposed transaction and other matters as described in such proxy statement. After the Registration Statement has been declared effective by the SEC, Whiting and Oasis intend to mail a definitive joint proxy statement/prospectus (the “Definitive Proxy Statement”) and other relevant documents to their respective stockholders as of the record date established for voting on the proposed transaction. Investors and security holders of Whiting and Oasis are each advised to read, when available, the Registration Statement and any amendments thereto, the Definitive Proxy Statement, once available, and other relevant documents to be filed by Whiting and Oasis with the SEC in connection with Whiting’s and Oasis’ solicitation of proxies for their respective special meetings of stockholders to be held to approve the proposed transaction, because the Registration Statement, the Definitive Proxy Statement and such other relevant documents will contain important information about the proposed transaction and the parties to the proposed transaction. Stockholders will also be able to obtain copies of the Registration Statement, the Definitive Proxy Statement, and other relevant documents filed by Whiting and Oasis with the SEC (when they become available), without charge, at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Whiting will be available free of charge at Whiting’s website at www.whiting.com under the “Investor Relations” tab or by directing a request to: Investor Relations Department at (303) 837-1661 or BrandonD@whiting.com. Copies of documents filed with the SEC by Oasis will be available free of charge at Oasis’ website at www.oasispetroleum.com under the “Investors” tab or by directing a request to: Oasis’ Investor Relations Department at (281) 404-9600 or ir@oasispetroleum.com.

Participants in the Solicitation

Whiting and Oasis and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction. Information regarding the directors, executive officers, other members of management, and employees of Whiting is included in the Whiting Form 10-K. Information regarding the directors, executive officers, other members of management, and employees of Oasis is included definitive proxy statement for its 2021 annual meeting filed with the SEC on March 18, 2021. Additional information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Whiting’s stockholders and Oasis’ stockholders in connection with the proposed transaction will be set forth in the Registration Statement, the Definitive Proxy Statement and other materials when they are filed with the SEC.

No Offer or Solicitation

This document is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction